(Adams and Reese Letterhead)

June 22, 2006

Via Facsimile and EDGAR
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F St. NE
Washington, D.C. 20549

Re:                               BPZ Energy, Inc.—District Court, Arapahoe County, State of Colorado (the “Colorado Court”) Findings of Fact and Conclusions of Law (the “Order”)

Dear Mr. Schwall:

One of the issues addressed in the letter filed with you on June 13, 2006 (the “June Letter,” attached hereto as Exhibit A for your convenience) was BPZ Energy, Inc.’s (“BPZ” or the “Company”) conclusion that it was never a record or beneficial owner of Navidec Financial Services, Inc. (“NFS”). The purpose of this letter is to advise you of a recent Colorado Court Order that resolves this issue under Colorado law.

As we have previously advised you, BPZ has settled the litigation of its disputes with NFS. In connection with the litigation, as part of its defense to BPZ’s claims, NFS petitioned the Colorado Court to issue a declaration of the rights and obligations between itself and BPZ on the issue of whether BPZ was a shareholder of NFS at any time after September 9, 2004. The Colorado Court issued its Order in this adversarial matter (attached hereto as Exhibit B) on June 20, 2006. The Order confirms NFS’ contention and BPZ’s conclusion. The Order states in part that:

BPZ has not been a shareholder of NFS at any time after September 9, 2004, which was the effective date of the spin-off of NFS shares established by the Merger Agreement and the Closing Agreement, both of which were approved by the Navidec board of directors on September 7, 2004. Delivery of the NFS shares, and corresponding transfer of control over those shares occurred September 9, 2004.

The Order, along with the affidavit of NFS’ transfer agent (attached to the June Letter) clearly affirms BPZ’s conclusion that it was never a record or beneficial owner of NFS and thus should not account for the operations of NFS post-merger.

We look forward to discussing this with you at your earliest convenience.

Very truly yours,

ADAMS AND REESE LLP

Mark W. Coffin

MWC/ske
398658.2

cc:               Ms. Leslie Overton
                    Ms. Mellissa Campbell Duru
                    Mr. Kevin Stertzel
                    Ms. Jill Davis
                    United States Securities and Exchange Commission

                    Mr. Manuel Pablo Zuniga-Pflucker
                    Mr. Ed Caminos
                    BPZ Energy, Inc.

                    Mr. Wiley Mayne
                    Holland & Hart LLP

                    Mr. David C. Baggett
                    Opportune LLP

Exhibit A

(Adams and Reese Letterhead)

June 13, 2006

Via Federal Express and EDGAR
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F St. NE
Washington, D.C. 20549

Dear Mr. Schwall:

As you know, BPZ Energy, Inc. (the “Company” or “BPZ”) filed a Form 8-K Current Report on May 22, 2006 (the “Form 8-K”) relating to its settlement of litigation with Navidec Financial Services, Inc. (“NFS”) and certain likely accounting restatements, including:

1.               The consolidation of Navidec Financial Services, Inc. (“NFS”),

2.               The inclusion of the historical information of BPZ & Associates, Inc. (“Associates”), and

3.               The accounting treatment of the earnout shares distributed to former BPZ-Texas shareholders.

The purpose of this letter is to explain to you the conclusions the Company has reached on these issues and to respond to questions raised by Jill Davis of the SEC on a phone call with the undersigned on May 25, 2006. After the Company has consulted with you on these issues, the Company will respond to the balance of the SEC’s comments in its letters dated April 5, 2006 and April 20, 2006 and will file the necessary amendments to its outstanding SEC filings as soon as practicable.

Consolidation of NFS

Introduction

In its comment letters to the Company, the staff of the SEC has understandably questioned the nature of the Company’s relationship with NFS. As an example, in your letter to the Company dated April 5, 2006, you state, in part:

“11… It is unclear to us how NFS could attempt to distribute the shares of an entity that BPZ Energy, Inc. beneficially owned. Further, it remains unclear how as the beneficial owner, the company was unaware of the activities of its wholly owned subsidiary. Please advise.”

The Company is responsible for the confusion and only recently understood all the relevant facts. Since the date of the merger between BPZ Energy, Inc., a Texas corporation, (“BPZ-Texas”) and the Company’s predecessor, Navidec, Inc. (“Old Navidec”), the Company has had no control over and has not had uninterrupted, free access to, NFS or its financial records. In fact, NFS has at times prevented the Company access to NFS’ financial records, leading to the litigation filed by the Company in Colorado. Only recently, in connection with the Colorado litigation, did the Company learn that, since the day before the merger, the Company has never been a record shareholder of NFS. This is explained in more detail below.

BPZ is Not a Record Holder of NFS Stock

As a result of its litigation with NFS, the Company has recently learned that it never had any record or beneficial ownership of NFS. In particular, the transfer agent for NFS’ stock states in an affidavit attached as an exhibit to NFS’ March 24, 2006 response to the Company’s civil action in Colorado (Attachment 1) that new share certificates of NFS were issued in the names of the shareholders of record of the pre-merger Navidec (“Old Navidec”) on September 9, 2004, the date before the merger. The transfer agent also states, “No certificate has been issued to BPZ.” We understand that NFS share certificates for the former Old Navidec shareholders were physically prepared January 31, 2005 and mailed to them February 2, 2005.We therefore understand the affidavit to indicate that the record date for issuance of the shares is September 9, 2004.

While it may seem odd that the Company did not previously know the status of the shares of NFS, the parties never intended for the Company to purchase NFS. Not knowing that NFS share certificates had been issued with a record date of September 9, 2004 in the names of the shareholders of Old Navidec on January 31, 2005, and having been advised by NFS the share distribution had been canceled (an action later reversed by NFS) the Company coined the term “nominal” to describe what it believed was its interest in NFS as a result of the information provided to the Company. The Company now knows this was inaccurate. The Company had no ownership in NFS.

A Colorado corporation (like corporations in other states) is required by law to maintain, by itself or through an agent, a record of its shareholders that sets forth each shareholder’s name, address and number of shares owned. Many corporations, like NFS, take advantage of the statute’s authorization to use transfer agents for keeping and maintaining the list of its registered shareholders. NFS’s transfer agent is Computershare Trust Company, Inc. (“CTC”) located in Golden, Colorado. In the affidavit noted above, CTC also confirms that the Company has not been a shareholder of record of NFS since September 9, 2004.

The Colorado Business Corporation Act provides that the shareholder list maintained by a corporation is the official record of share ownership. The statute gives the courts and the corporation certainty as to who is entitled to the shareholder rights provided by law, including notices of meeting, voting, shareholder actions, etc. For the same purpose, NFS’ bylaws provide that the corporation is entitled to rely upon its list of registered stockholders for all purposes without recognizing any other equitable, contractual or other claim to such shares.

Old Navidec Shareholders Controlled the Uncertificated Shares

Based on communications with the transfer agent and with the former corporate secretary of Old Navidec, we understand that the shares of NFS were uncertificated prior to the preparation of certificates on January 31, 2005. With respect to uncertificated shares, the Uniform Commercial Code in effect in Colorado (“Colorado UCC”) provides that delivery of an uncertificated security to a purchaser occurs when:

(1)                                  The issuer registers the purchaser as the registered owner, upon original issue or registration of transfer; or

(2)                                  Another person . . , having previously become the registered owner, acknowledges that it holds for the purchaser. (Colorado Revised Statutes §4-8-301).

Delivery under this Colorado statute does not require existence or physical delivery of share certificates. A “purchaser” is broadly defined [see Colorado Revised Statutes §4-1-201(32-33)] and would therefore encompass the former Old Navidec shareholders who were intended to be NFS shareholders on and after the record date of September 9, 2004. The Colorado UCC provides that control of the uncertificated shares passed to the former Old Navidec shareholders upon “delivery” (i.e., upon acknowledgement that the shares were held for them).[Colorado Revised Statutes §4-8-106)(c)].

It is the Company’s view that the Merger Agreement, together with the Board resolution of September 7, 2004, constitutes acknowledgement for the purposes of Colorado UCC §4-8-301 that the NFS shares are being held by another person for the Old Navidec shareholders, and that accordingly delivery of those shares and corresponding transfer of control occurred on the record date of September 9, 2004 under Colorado law.

By statute, the record date for determining shareholders entitled to vote at a shareholders meeting of a Colorado corporation is the day prior to the notice of meeting (Colorado Revised Statutes § 7-107-105). Therefore, based on the facts and law as set forth above, it is the advice of Holland & Hart LLP, the Company’s legal counsel in Colorado, that for any meeting of NFS shareholders noticed after a statutory delivery of uncertificated shares of NFS to the shareholders of Old Navidec, the Company was not a record owner (or beneficial owner) of NFS stock and had no right to notice of such a meeting or to vote at such a meeting (Attachment 2 — Holland & Hart LLP Letter of Advice).

The Spin-Off

A “spin-off” of NFS is contemplated by the merger agreement; however, “spin-off” is not a defined term. The “spin-off” of NFS is first mentioned in the merger agreement in Section 3.1(d)(iv), which states, in part:

“It is contemplated by the parties in this Agreement that at the effective date of the completion of all transactions contemplated by this Agreement including the finalization of the spin-off of Navidec Financial, effectively, Navidec, as of the Closing Date, would have no assets, no liabilities and no effective business other than the businesses of BPZ.”

As explained above, the transfer contemplated above occurred on September 9, 2004, the date before the merger.

Section 5.2 of the merger agreement further discusses the “spin-off” under Article V, CERTAIN COVENANTS, where it provides:

“Navidec shall take all steps necessary to effect the ‘spin-off’ of its wholly owned subsidiary, Navidec Financial to the shareholders of Navidec as of any record date preceding the Closing [Emphasis added]. Prior to the spin-off, Navidec Financial shall be assigned essentially all of the business assets including two million shares of duly issued fully paid Navidec common stock and all of the liabilities of Navidec and agree to indemnify Navidec from any liability relating to the assigned liabilities. Additionally, Navidec Financial’s management shall take the steps deemed necessary at its expense to qualify the spin-off pursuant to the Securities Act as is required. To the extent that the actions required to complete the spin-off of Navidec Financial are not completed prior to the date of Closing, the Parties hereto agree in accordance with Section 1.2 to cooperate fully with the new management of Navidec Financial to complete all necessary filings, registrations, and the execution of all agreements required to consummate the transactions contemplated and necessary relative to the spin-off.”

In summary, Old Navidec’s responsibility for the “spin-off” was to effect the spin-off as of any record date preceding the closing, and transfer its assets and liabilities to NFS (which occurred prior to closing). NFS’s responsibilities included indemnifying Old Navidec relating to the assigned liabilities (which occurred at closing) and getting the securities registered with the SEC at its expense. NFS and the Company agreed to cooperate to complete all necessary filings, including registrations with the SEC. NFS has in fact made no requests of the Company in connection with these matters, and the Company has not been kept informed of NFS’ actions in this regard.

The “spin-off” was not a condition precedent to the merger. In fact, the merger did occur and the Company now knows that shares of NFS were physically issued on January 31, 2005 in the names of the record holders of Old Navidec on the day before the merger, September 9, 2004. The only covenant related to the spin-off which continues between the parties is the covenant to cooperate in NFS’ efforts to register their shares. NFS shares do not somehow revert back to the Company if NFS fails in its efforts to register these securities.

Previous Discussions

In its previous conversations with the staff of the SEC, the Company discussed several substantive as well as legal reasons why it did not believe it should consolidate the financial results of NFS. While the Company does not wish to belabor these points here, it does believe certain of these facts are germane to the current discussion, including:

1.                                       The Company and NFS have distinct management and report to different boards of directors,

2.                                       Prior to the closing of the merger, all existing directors of NFS resigned except the CEO who then appointed his own slate of board of directors,

3.                                       The two entities are in completely separate lines of business with no overlap of assets. The operations of each company are autonomous and maintain offices in different states,

4.                                       The “spin-off” of NFS was approved and ordered by the board of directors of Old Navidec prior to the closing of the merger and is final and irrevocable, and

5.                                       The Company has not provided any financial guarantees or loan commitments to NFS, nor does it have any plans to do so.

Conclusion

The parties never intended for the Company to own or control NFS. At time of the merger, the sole director of NFS was its CEO who subsequently appointed his own slate of directors. The management of the Company and NFS are distinct and there is no overlap. The Company did not own NFS shares at the time of the merger, thus it has never had any voting rights. The merger agreement placed no restrictions on the

Company on the voting of NFS shares since it was not contemplated that the Company would ever own any NFS shares.

The only responsibility for the “spin-off” that the Company assumed post-merger was to cooperate with NFS in its efforts to register its securities with the SEC. This covenant to cooperate does not result in any kind of ownership (record, beneficial, “nominal” or otherwise) by the Company in NFS, and the Company has learned it has never had any interest in NFS since the day before the merger. Thus, the Company now understands that there is no basis, legal or accounting, for the Company to reflect the results of NFS in its financial statements.

The Company excluded the results of NFS in its original filings with the SEC. As you know, the Company completed a restatement of its filings in January 2006 to account for NFS on the equity method based upon its belief at the time that it was the record holder of NFS shares, but that its “nominal” ownership was temporary and that it could not exercise control.

Now that the Company knows that it was never the record holder of NFS shares, the Company now believes it should not have restated its financial statements to reflect the results of NFS on the equity method.

The Company intends to amend its filings with the SEC to exclude the post-merger results of NFS and to clarify and correct the discussions of the merger and its relationship with NFS. The Company regrets the confusion and will take all the necessary steps to file the amendments as soon as practicable.

Inclusion of the Financial Results of Associates

Introduction

In the staff’s comment letter to the Company dated April 5, 2006, it states, in part:

“12. We note from your response the prior relationship with BPZ & Associates. It appears that BPZ & Associates and BPZ-Texas may have been entities under common control. As it appears you have not included the historical information of BPZ & Associates, please tell us why you believe these entities were not under common control.”

Associates and BPZ-Texas are under common control. The current CEO of the Company formed Associates in 1989 for the purpose of consulting on international oil and gas concessions, with a particular focus in South America. To take advantage of two distinct opportunities, Associates formed two wholly-owned subsidiaries: BPZ Environmental Energy Services, Inc. (“EES”) in 2000 and BPZ-Texas (the company merged with Old Navidec) in 2001. EES was formed to provide environmental services to energy companies in South America. BPZ-Texas was incorporated to acquire the rights to a concession in Peru.

While EES had little activity since its formation, Associates continued to consult to both its subsidiary, BPZ-Texas, and others until the merger of BPZ-Texas with Old Navidec in 2004. For the period from January 1, 2001 to December 31, 2004, Associates had consulting revenues of $1,658,000 and net income of $247,000 (Attachment 3). Associates has never been audited. At the time of BPZ-Texas’ merger with Old Navidec in September 2004, the remaining employees of Associates became employees of BPZ-Texas.

Analysis

Since the Company’s reverse merger with Old Navidec in September 2004, the Company has presented its stand-alone financial statements in filings with the SEC. The Company understands that generally accepted accounting principles (“GAAP”) and Regulation S-X may allow the presentation of the combined financial statements if such entities were under common control. Rule 3A-02 states, in part, “Other particular facts and circumstances may require combined financial statements…” (emphasis added).

While the Company also understands that the filing of combined financial statements has become common practice, GAAP does not require such a presentation and Regulation S-X does not require it in all circumstances where entities are deemed to be under common control. There are numerous examples of situations where entities under common control are not presented in a combined presentation.

In the Company’s case, a combined (i.e., consolidated) presentation of Associates, BPZ-Texas and EES would be problematic for the following reasons:

1.                                       Associates, BPZ-Texas and EES were each in separate lines of business in various stages of maturity such that a combined presentation in the period before the merger of BPZ-Texas and EES on September 10, 2004, would not be meaningful,

2.                                       Since Associates and EES were not part of the merger between BPZ-Texas and Old Navidec, post merger financial statements of the Company would exclude Associates and EES,

3.                                       Associates and EES were formed in 1989 and 2000, respectively, and no audits have been performed since exception, and

4.                                       Being an exploratory stage company, the statements of income and cash flows require an inception to date presentation.

The Company believes stand alone financial statements of BPZ-Texas are the most meaningful presentation to investors in our particular facts and circumstances. The Company is currently undertaking a review of the historical costs of Associates since the formation of BPZ-Texas in 2001 to be assured that costs of Associates have been allocated to BPZ-Texas in accordance with SAB Topic 1 B. The Company is also reviewing its disclosures to be assured that the Company has adequately described its policy of allocating expenses from Associates to BPZ-Texas. Based upon the initial review of the financial records of Associates, the Company believes it may be able to complete these reviews and quantify any potential adjustments by the end of this month (June 2006).

Earnout Shares Distributed to Former BPZ-Texas Shareholders

In the staff’s comment letter to the Company dated April 20, 2006, it states, in part:

“3. We note that during December 2004 certain earn-out share reserve targets were met relating to reserves and that the related issuance of shares to former shareholders of BPZ-Texas in 2005 was accounted for as a stock dividend. Based on the terms of the merger agreement, it appears that this issuance of these earn-out shares to the former shareholders of BPZ-Texas represents a non-pro rata distribution rather than a stock dividend. As the shares are earned based on certain exploration and production milestones, the share issuance appears to represent consideration for exploration costs or a retained royalty interest. As such, we believe you should modify your financial statements to reflect a royalty expense and related liability to issues shares in the period earned, December 2004, based on the fair value of the shares at that time. Please modify your financial statements accordingly.”

The distribution of shares in connection with the achievement of the initial earnout is analogous to a stock dividend by the accounting acquirer and not “exploration costs or a retained royalty interest”. The Company believes accounting for the earnout as a dividend to the former constructive holders of BPZ-Texas is more representative of the substance of the transaction and is supported by accounting literature. In the following paragraph, The Accounting Research Manager, published by CCH, addresses the rare circumstance where the accounting acquirer has an earnout provision:

“If a reverse acquisition includes an earn-out arrangement, the accounting for the earn-out arrangement does not follow Statement 141 because the earn-out would be payable to the shareholders of the accounting acquirer. Therefore, the earn-out would be treated as a dividend.”

The Company also researched examples where an earnout provision was achieved by an accounting acquirer. While such provisions are rare, the one example the Company found supports its position that the achievement of an earnout by an accounting acquirer should be treated as a capital transaction, not expensed.

VitalStream Holdings Inc. (“VitalStream”) was the accounting acquirer in a reverse acquisition consummated on April 23, 2002. VitalStream achieved an earnout payable to pre-merger VitalStream shareholders when post-merger VitalStream exceeded a specified revenue level for the quarter ended September 30, 2002. An additional earnout was achieved during the quarter ended June 30, 2003. In both instances, VitalStream described such earnouts as “contingent consideration” and accounted for them as capital transactions.

The recognition of an expense for the achievement of the earnout would result in a non-cash charge of as much $32 million for the time period from September 10, 2004, the date of the merger, to December 28, 2004, the date the reserves were certified. Such a charge would represent approximately 20 times the operating expenses incurred by the Company for the entire year. It does not appear appropriate to the Company to recognize such a loss during such a short period upon achievement of a milestone that the Company had been working towards for years. Based upon these facts and the accounting literature and example cited above, the Company continues to believe the issuance of shares in connection with the earnout is more appropriately accounted for as a stock dividend by the accounting acquirer.

The Company has discussed these accounting issues with Johnson Miller & Co. CPA’s PC who agree with the conclusions reached in this letter.

The Company stated in its Form 8-K that it believes it can accomplish any required restatements by mid August. This estimate included significant time to consolidate and audit the financial results of NFS. The consolidation of NFS operations would provide many accounting challenges, including being able to provide a certification as to NFS’ disclosure controls and accounting for the numerous NFS capital transactions that the Company, for reasons that should now be clear, never approved. However, the Company believes these amendments could be filed as early as the end of this month, depending on the conclusions reached on the accounting issues discussed in this letter.

I will call you this week to make arrangements for a conference call to discuss these accounting issues and answer any questions you may have.

Very truly yours,

ADAMS AND REESE LLP

Mark W. Coffin

MWC/ske

cc:           Ms. Leslie Overton
                Ms. Mellissa Campbell Duru
                Mr. Kevin Stertzel
                Ms. Jill Davis
                United States Securities and Exchange Commission

                Mr. Manuel Pablo Zuniga-Pflucker
                Mr. Randall D. Keys
                BPZ Energy, Inc.

                Mr. Wiley Mayne
                Holland & Hart LLP

                Mr. David C. Baggett
                Opportune LLP

Attachment 1

DISTRICT COURT, ARAPAHOE COUNTY, STATE OF COLORADO Arapahoe County Justice Center 7325 S. Potomac Street Englewood, CO 80112

Plaintiff/Petitioner:

BPZ Energy, Inc.
• COURT USE ONLY •
v.	Case No. 2006CV941

Defendant/Respondent:
Division: 309
NAVIDEC FINANCIAL SERVICES, INC.

Tobin D. Kern, #29384
Hoffman Reilly & Pozner LLP
511 Sixteenth Street, Suite 700
Denver, Colorado 80202
Telephone: 303-893-6100
Telecopier: 303-893-6110
E-mail: tkern@litigationcolorado.com

AFFIDAVIT OF THERESA HENSHAW

I, Theresa Henshaw, being duly sworn, declare as follows:

1.      I am an adult with personal knowledge of the matters set forth herein.

2.      I am Operations Supervisor for Computershare Trust Company, Inc. (“CTC”). CTC is located at 350 Indiana Street, Suite 800, Golden, Colorado, 80401.

3.      CTC is the appointed transfer agent of Navidec Financial Services, Inc., a Colorado corporation (“NFS”). CTC has been NFS’s transfer agent since December 16, 2004.

4.      As transfer agent, CTC is responsible for maintaining the Master Securityholder list of NFS’s shareholders. The NFS shareholder list maintained by CTC sets forth all persons or entities in whose name NFS shares are registered and who thereby are the “registered shareholders” of NFS shares.

EXHIBIT
B

1

5.      The NFS Master Securityholder list maintained by CTC is used for all NFS shareholder notices, transfers or exchanges and distributions.

6.      Attached hereto as Ex. A. is the NFS Master Securityholder list maintained by CTC as of December 31, 2005. Exhibit A accurately sets forth all registered shareholders of NFS as of December 31, 2005. Since that date, there have been no changes to the list of NFS record owners.

7.      BPZ Energy, Inc. (“BPZ”) is not presently a registered shareholder of record of NFS, nor was BPZ a registered shareholder of record of NFS at any time in 2005 or 2006, according to the Master Securityholder list maintained by CTC.

8.      All NFS shares listed at Ex. A, except the shares registered in the name of Cede & Co. as described below, are “certificated.” Each certificate is a physical document evidencing ownership of NFS’s shares. CTC is responsible for issuing, exchanging or cancelling all NFS share certificates. Certificates are issued and exchanged based upon the Master Securityholder list maintained by CTC, meaning that certificates bear the name and number of shares according to the Master Securityholder list. NFS certificates are either “free trading” or “restricted.” Restricted share certificates include a legend on the certificate stating the restriction on sale or transfer that applies.

9.      CTC issued certificates to each record owner of NFS’s shares as set forth in Ex. A, on September 9, 2004 and mailed the issued certificates on February 2, 2005. No certificate has been issued to BPZ.

10.    In June 2005, NFS instructed CTC to begin a recall of all outstanding certificates of NFS shares, due to errors that occurred with the initial issuance on September 9, 2004. The recalled certificates were to be replaced with new certificates to be issued to the NFS record owners. The certificate recall was reversed on November 28, 2005, with no new issuance of certificates, after NFS determined that it would await further action by the SEC before issuing any new certificates in exchange for the certificates issued on September 9, 2004. As a result, any NFS certificates surrendered for exchange as of November 28, 2005, as part of the recall, were returned to the surrendering shareholders on November 28, 2005.

11.    No NFS share certificate issued on September 9, 2004 has been cancelled, with the exception of the certificate issued to Cede & Co. Cede & Co. is the record owner of NFS shares held in “street name,” meaning shares held by individuals or entities through a brokerage or other third party account. Cede & Co. continues to be record owner of those NFS shares, but in uncertificated form.

12.    Each NFS shareholder of record set forth at Ex. A, except Cede & Co., continues to hold NFS share certificates, in the names and share amounts set forth at Ex. A, as a result of the events described above.

2

I declare under penalty of perjury that the foregoing declaration is true and correct to the best of my knowledge, information and belief.

Dated March 22, 2006.

/s/ THERESA HENSHAW
Theresa Henshaw

STATE OF COLORADO	)
)ss:
COUNTY OF DENVER	)

Subscribed and sworn to before me this      day of March, 2006 by Theresa Henshaw.

Notary Public

My Commission expires:

3

Attachment 2

(Holland & Hart Letterhead)

Wiley E. Mayne
Phone (303) 295-8251
Fax (303) 713-6242
wmayne@hollandhart.com

June 13, 2006

BPZ Energy, Inc.
580 Westlake Park Boulevard
Suite 525
Houston, TX  77079

Re:               Navidec Financial Services, Inc.

Gentlemen/Ladies:

You have asked our advice as to whether and to what extent BPZ Energy, Inc., a Colorado corporation, (the “Company”), was a shareholder of Navidec Financial Services, Inc., a Colorado corporation(“NFS”), from and after September 9, 2004. The Company is the successor by merger to Navidec, Inc. (“Old Navidec”) resulting from the merger of Navidec Merger Corporation, then a subsidiary of Old Navidec, and BPZ Energy, Inc., a Texas corporation, on September 10, 2004 (the “Merger”).

We did not represent the Company, Old Navidec, NFS or any other party in connection with the Merger, but have reviewed a copy of the Merger Agreement pursuant to which the Merger was accomplished, as well as related documents. The Merger Agreement contemplated that prior to the Merger (a) substantially all of the assets of Old Navidec would be assigned by it to its subsidiary, NFS, and (b) all the shares of NFS would be distributed pro rata to the shareholders of record of Old Navidec. The directors of Old Navidec, by action of September 7, 2004, authorized and directed the officers to take action they deemed necessary to carry out the intent of the Merger Agreement and to fully perform the provisions of all documents executed on behalf of Old Navidec in connection with the Merger Agreement. Old Navidec, at the date of this action, was the sole registered shareholder of NFS.

As you know, we represent the Company in litigation with NFS (the “Action”) in which the Company has sought a determination of  the standing, if any, of the Company to assert rights as a shareholder of NFS. In the Action, NFS has vigorously denied that the Company has or has had any standing to act as a shareholder and asserted in its Motion to Dismiss that “BPZ has not been a shareholder of NFS since September 9, 2004.”  In support of that motion, opposing counsel has submitted to the Court an affidavit of Theresa Henshaw of Computershare Trust Company, the stock transfer agent of NFS, and earlier the stock transfer agent of the Company (as Old Navidec). A copy of that affidavit is attached. In pertinent part, the sworn statement of the transfer agent is that on September 9, 2004, shares of NFS were issued to the shareholders of

Old Navidec and that, according to the NFS corporate records (the shareholder list maintained by the transfer agent), the owners of NFS on September 9, 2004 consisted of the shareholders of Old Navidec. The sworn testimony further is that on that date and thereafter, the Company has not been shown on the transfer agent’s records as an owner of shares of NFS. We understand that NFS share certificates for the former Old Navidec shareholders were physically prepared January 31, 2005. We therefore understand the affidavit to indicate that the record date for issuance of the shares is September 9, 2004.

Under Colorado law, a “shareholder” is either a person in whose name shares are registered in the records of a corporation or the beneficial owner of shares if the corporation has taken certain action to recognize beneficial ownership. See Colorado Revised Statutes §7-101-401(30). Based on the affidavit of the stock transfer agent, the Company has not been a “person in whose name shares are registered in the records of the corporation” from, at the latest, January 31, 2005, and as a matter of actual record date, September 9, 2004.

Based on communications with the transfer agent and with the former corporate secretary of Old Navidec, we understand that the shares of NFS were uncertificated prior to the preparation of certificates in January, 2005. With respect to uncertificated shares, the Uniform Commercial Code in effect in Colorado (“Colorado UCC”) provides that:

Delivery of an uncertificated security to a purchaser occurs when:

(1)    The issuer registers the purchaser as the registered owner, upon original issue or registration of transfer; or

(2)    Another person . . , having previously become the registered owner, acknowledges that it holds for the purchaser. Colorado Revised Statutes §4-8-301.

A “purchaser” is broadly defined [see Colorado Revised Statutes §4-1-201(32-33)] and would therefore encompass the former Old Navidec shareholders who were intended to be NFS shareholders after the record date of September 9, 2004. Again the Colorado UCC provides that control of the uncertificated shares passed to the former Old Navidec shareholders upon delivery (i.e., upon acknowledgement that the shares were held for them). Colorado Revised Statutes §4-8-106

Assuming, therefore, that the Merger Agreement, together with the Old Navidec Board resolution of September 7, 2004 (on which date the Old Navidec was the sole

2

registered shareholder of NFS), constitutes acknowledgement for the purposes of  Colorado UCC §4-8-301 that the NFS shares are being held by another person for the Old Navidec shareholders, delivery of those shares occurred on the record date of September 9, 2004.

Under the terms of the Merger Agreement, it is clear that the Company was never intended to be a beneficial owner of shares of NFS and, in any event, in order for a beneficial owner to be recognized as a shareholder of a corporation, a corporation must have adopted a procedure to so provide. You have informed us that no such action has been taken by NFS. It is also our understanding that the Company has never asserted beneficial ownership in the shares and, as you  know, in the litigation in which we have represented the Company, it has expressly disclaimed such beneficial ownership. Accordingly, the Company has not, under our interpretation of the Colorado Business Corporation Act, been a beneficial shareholder of NFS at any time from and after September 9, 2004. It is further our understanding that at no time after the merger and prior to the Action has the Company attempted to assert shareholder control of NFS, nor have NFS’ officers or directors ever suggested to the Company that such a right of control existed.

By statute, the record date for determining shareholders entitled to vote at a shareholders meeting of a Colorado corporation is the day prior to the notice of meeting. Colorado Revised Statutes  § 7-107-105. Therefore, based on the facts and law as set forth above, we would conclude that for any meeting of NFS shareholders noticed after a statutory delivery of uncertificated shares of NFS to the shareholders of Old Navidec, the Company was not a record owner (or beneficial owner) of NFS stock and had no right to notice of such a meeting or to vote at such a meeting.

Very truly yours,

Wiley E. Mayne
of Holland & Hart LLP

WEM/jm

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Attachment 3

BPZ & Associates, Inc.
Parent Only
Statement of Operations
Years Ended December 31, 2001, 2002, 2003 and 2004
(Unaudited)

	2001	2002	2003	2004	Total

Revenue	$635,780	$861,880	$11,338	$148,550	$1,657,548

Operating expenses	596,612	668,928	285,505	285,401	1,836,446

Operating income	39,168	192,952	(274,167)	(136,851)	(178,898)

Other income	94,186	773	—	331,269	426,228

Income/(loss) before tax	133,354	193,725	(274,167)	194,418	247,330

Income taxes	0	203	0	0	203

Net income / (loss)	$133,354	$193,522	$(274,167)	$194,418	$247,127

Note: Excludes equity interest in subsidiaries.

District Court Seal	GRANTED/ APPROVED	The moving party is hereby ORDERED to provide a copy of this Order to any pro se parties who have entered an appearance in this action within 10 days from the date of this order	John P. Leopold Chief District Court Judge Date of order indicated on attachment

DISTRICT COURT, ARAPAHOE COUNTY, STATE OF COLORADO Arapahoe County Justice Center 7325 S. Potomac Street Englewood, CO 80112
Plaintiff/Counterclaim Defendant: BPZ ENERGY, INC. v.	COURT USE ONLY
Defendant/Counterclaim Plaintiff: NAVIDEC FINANCIAL SERVICES, INC.	Case Number: 2006CV941 Div.: Ctrm.:
FINDINGS OF FACT AND CONCLUSIONS OF LAW

This matter is before the Court on Defendant/Counterclaim Plaintiff Navidec Financial Services, Inc.’s Counterclaim for Declaratory Judgment and the parties’ Joint Motion for Entry of Findings of Fact and Conclusions of Law, And Entry of Declaratory Judgment (“Motion”). Navidec Financial Services, Inc. (“NFS”) alleges that it is entitled to a declaration of the rights and obligations between itself and BPZ Energy, Inc. (“BPZ”) under the Merger Agreement and Closing Agreement on the issue of whether BPZ continued to be a shareholder of NFS at any time after September 9, 2004. The Court now makes the following Findings of Fact, Conclusions of Law and Order:

FINDINGS OF FACT

1.    NFS is a Colorado corporation subject to the Colorado Business Corporation Act, C.R.S. 7-101-101 et seq.

2.    BPZ is a Colorado corporation subject to the Colorado Business Corporation Act, C.R.S. 7-101-101 et seq.

3.    On July 8, 2004, BPZ Energy, Inc., a Texas corporation (“BPZ-Texas”) and Navidec, Inc., a Colorado corporation (“Old Navidec”) entered into a Merger agreement. The merger was consummated on September 10, 2004.

4.    As a result of the merger, the shareholders of BPZ-Texas received the majority of the voting interests and control of the Board of Directors of Old Navidec, the surviving entity. On February 4, 2005, Old Navidec changed its name to BPZ Energy, Inc.

5.    When the Merger Agreement was executed, and through September 9, 2004, NFS was a wholly-owned subsidiary of Old Navidec and Old Navidec was listed in the NFS books and records as the only holder of any issued and outstanding shares of NFS. Those shares of NFS held by Old Navidec were uncertificated as of September 9, 2004.

6.    BPZ-Texas and Old Navidec, the parties to the Merger Agreement, agreed that the shares of NFS would be spun-off, or issued to the Old Navidec shareholders of record, by a date selected by the parties but before the consummation of the merger. Immediately prior to the merger, those parties executed a Closing Agreement, which set forth a spin-off record date for the NFS shares of September 9, 2004.

7.    The Merger Agreement was approved by Old Navidec through action of the Old Navidec board of directors on July 20, 2004. The Closing Agreement (including the spin-off record date of September 9, 2004) was approved by the Old Navidec board of directors on September 7, 2004, at which time the Old Navidec officers were authorized and directed to take all action necessary to carry out the terms of the agreements.

8.    Following Old Navidec board approval of the NFS spin-off effective September 9, 2004, NFS retained a transfer agent to keep and maintain a record of all NFS shareholders. NFS then provided to the transfer agent a list of the record shareholders of Old Navidec as of September 9, 2004. This was the list of shareholders to whom the NFS shares were deemed transferred effective September 9, 2004, in accordance with the Closing Agreement.

9.    The transfer agent’s list of NFS shareholders as of September 9, 2004 does not include BPZ as a shareholder.

10.  On or before February 2, 2005, the NFS transfer agent prepared stock certificates in the names of the NFS shareholders as of September 9, 2004, and mailed the certificates to those shareholders. BPZ has not held a stock certificate in its name for shares of NFS either before or after September 9, 2004.

11.  Each of the NFS stock certificates prepared and mailed by NFS’s transfer agent on or before February 2, 2005 to the NFS shareholders as of September 9, 2004 remains outstanding with the exception of a certificate issued in the name of Cede & Co. Cede & Co. continues to hold NFS shares in its name, in uncertified form, according to the shareholder list maintained by NFS’s transfer agent.

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12.  On or about February 13, 2006, BPZ commenced this action seeking to require NFS to permit BPZ to inspect certain records of NFS (the “BPZ Action”). In the BPZ Action, BPZ asserted that it was a nominal shareholder on NFS as of the date of the request and had standing for the relief sought. NFS, on the other hand, vigorously denied that BPZ has or has had any standing to act as a shareholder and asserted in its Motion to Dismiss that “BPZ has not been a shareholder of NFS since September 9, 2004.”

13.  In support of its Motion to Dismiss, NFS submitted to the Court an affidavit of Theresa Henshaw of Computershare Trust Company, the stock transfer agent of NFS. The Henshaw of Computershare Trust Company, the stock transfer agent of NFS. The Henshaw affidavit verifies that on or before February 2, 2005, NFS stock certificates were issued to shareholders of Old Navidec as of September 9, 2004 and that, according to the shareholder list maintained by the transfer agent, the owners of NFS on September 9, 2004 consisted of the shareholders of Old Navidec. The Henshaw affidavit further verifies that BPZ has not been listed on the transfer agent’s records as an owner of shares of NFS at any time.

14.  BPZ and NFS have since filed a joint motion to dismiss the BPZ Action, and the Court granted that motion. NFS, however, filed a counterclaim for declaratory relief and asks the Court to enter judgment, pursuant to Colorado Rule of Civil Procedure 57, declaring that at no time since September 9, 2004 has BPZ been a shareholder of NFS.

CONCLUSIONS OF LAW

1.    Colorado’s Uniform Declaratory Judgments Act, § 13-15-101, et seq., describes the purpose of a declaratory judgment action as follows: “to settle and afford relief from uncertainty and insecurity with respect to rights, status, and other legal relations; and it is to be liberally construed and administered.” Section 13-51-102, see also C.R.C.P. 57. Boulder County Apartment Ass’n v. City of Boulder, 97 P.3d 332, 335 (Colo. Ct. App. 2004). When parties seek declaratory relief, there must be an actual controversy. Bd. of County Commrs. v. Park County Sportsmen’s Ranch, LLP, 45 P.3d 693 (Colo. 2002).

2.    An actual controversy exists in this case. The BPZ Action was brought by BPZ for dissolution of NFS, appointment of a receiver, and for immediate inspection of records. In the BPZ Action, NFS denied that BPZ has or has had any standing to act as a shareholder. On both the original BPZ claims and the NFS counterclaim, the status of BPZ as an NFS shareholder, if any, has been in dispute. The parties have since voluntarily dismissed the BPZ Action. However, NFS seeks declaratory relief on the issue of whether BPZ was an NFS shareholder after September 9, 2004.

3.    Under Colorado law, a “shareholder” is either a person in whose name shares are registered in the records of a corporation or is the beneficial owner of shares

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if the corporation has taken certain action to recognize beneficial ownership. C.R.S. § 7-101-401(30).

4.    The Court concludes that based upon the transfer agent list attached to NFS’s Counterclaim for Declaratory Judgment as well as the Henshaw affidavit attached to NFS’s Motion to Dismiss the BPZ Action, together with the affidavits accompanying the Motion, BPZ has not been a “person in whose name shares are registered in the records of the corporation” from, at the latest, January 31, 2005, and as a matter of actual record date for all purposes, September 9, 2004.

5.    The Uniform Commercial Code in Colorado (“Colorado UCC”) provides that a person acquires a security when, inter alia, that person is a “purchaser” to whom a security is “delivered.” C.R.S. § 4-8-104(a)(1). With respect to uncertificated shares, the Colorado UCC provides that “Delivery of an uncertificated security to a purchaser occurs when: (1) The issuer registers the purchaser as the registered owner, upon original issue or registration of transfer; or (2) Another person … having previously become the registered owner, acknowledges that it holds for the purchaser.” C.R.S. § 4-8-301. “Delivery” under Section 4-8-106 does not require physical delivery of the shares.

6.    A “purchaser” is broadly defined by Section 4-1-201(33), and encompasses the former Old Navidec shareholders who were intended to be NFS shareholders after the record date of September 9, 2004.

7.    A purchaser has “control” of an uncertificated security if the uncertificated security is delivered to the purchaser or if the issuer has agreed that it will comply with the instructions originated by the purchaser without further consent by the registered owner. C.R.S. § 4-8-106(c)(1)-(2).

8.    As pertinent here, “acknowledge” means to show by word or act that one has knowledge of and regard for a duty or obligation. Webster’s Third New Int’l Dictionary (unabridged)(1993). Taken together, the Merger Agreement (whereby BPZ-Texas and Navidec agreed to spin-off the shares of NFS), the Closing Agreement and the Navidec board of directors’ resolution on September 7, 2004 approving the Closing Agreement with the September 9, 2004 spin-off date constitute “acknowledgement,” for purposes of Section 4-8-301, whereby Old Navidec as the prior registered owner of all issued and outstanding NFS shares acknowledged that as of September 9, 2004 the NFS shares were being held by it for the Old Navidec shareholders who were “purchasers” within the meaning of § 4-1-201(33). Thus, delivery of the NFS shared to the Old Navidec shareholders occurred on the record date of September 9, 2004. Therefore, “control” of the NFS shares passed to the Old Navidec shareholders as of September 9, 2004 within the meaning of § 4-8-106(c)(1)-(2).

9.    In summary, the Court concludes that as of September 9, 2004, the NFS shares were acquired by the Old Navidec shareholders and ownership of the NFS shares

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passed from Old Navidec to the Old Navidec shareholders at that time. Thus, at no time after September 9, 2004 was Old Navidec (now BPZ) a shareholder of NFS.

ORDER

Based upon the foregoing Findings of fact and Conclusions of Law, the Court hereby DECLARES, pursuant to C.R.C.P. 57, that:

1.    BPZ has not been a shareholder of NFS at any time after September 9, 2004, which was the effective date of the spin-off of NFS shares established by the Merger Agreement and the Closing Agreement, both of which were approved by the Navidec board of directors on September 7, 2004. Delivery of the NFS shares, and corresponding transfer of control over those shares occurred September 9, 2004.

Dated this              day of             , 2006.

BY THE COURT,

DISTRICT COURT JUDGE

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Court:     CO Arapahoe County District Court 18th JD

Judge:    Leopold, John

Alternate judge:  N/A

File & Serve reviewed Transaction ID: 11560084

Current date: 6/19/2006

Case number: 2006CV941

Case name: In the matter of: BPZ ENERGY INC

/s/ Judge John Leopold

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